UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2025

Jack Weingart
Chief Executive Officer
TPG Private Equity Opportunities, L.P.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

Re: TPG Private Equity Opportunities, L.P.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 19, 2025
File No. 000-56717

Dear Jack Weingart:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

General

1. In response to our prior comment 26, you indicate that "[you] will rely upon the exclusion from the definition of 'investment company' set out in Section 3(c)(7) of the 1940 Act and will not operate as a vehicle that does not meet the definition of 'investment company' under Section 3(a)(1)." Page 92 of the registration statement contains the following disclosure: "The Fund *currently intends* to rely upon the exclusion from the definition of 'investment company' set out in Section 3(c)(7) of the 1940 Act" (emphasis added). Please revise the registration statement disclosure globally for consistency with your response to comment 26.
2. On page 92, please restore the following language to the section titled "The Fund's reliance on the Investment Company Act exclusion requires compliance with specific conditions, and any change in its status under the Act may necessitate adjustments to its operation or structure that potentially increase costs and expenses":
   - If the Fund were to rely on a different exclusion from the definition of

"investment company" under the 1940 Act, it is possible a change in the value of the Fund's assets could cause the Fund to fall within the definition of "investment company" inadvertently. As a result, the Fund may need to structure its holdings and business operations in a different manner, including restricting or limiting the scope of its operations or the types of acquisitions that it may make, modifying its organizational structure and tax treatment, or acquiring or disposing of assets that it might not have otherwise. The Fund may incur additional costs and expenses and be subject to increased regulatory scrutiny as a result of such a change.

3. Please explain supplementally whether you believe that the anticipated Fund holdings would be considered "investment securities" under Section 3(a)(2) of the 1940 Act.

4. We note that the registration statement indicates at page 93 as follows: "Any adjustment to the Fund's business strategy, assets, tax treatment or other matters related to a change in the Fund's treatment under the 1940 Act could negatively impact the value of the Units." Please revise this disclosure to include the risk that a change in the nature of the Fund's investors could also impact the Fund's status under the 1940 Act.

5. We note your response to prior comment 25. Please supplementally provide us with any sales or marketing materials you intend to utilize, or which the general partner or management company intend to use on your behalf, in connection with the anticipated private unit offerings.

Management Fee, page 9

6. We note your response to prior comment 10. Please revise to clarify the extent to which the fees are materially different from those associated with the 10 strategies discussed beginning on page 2. Please also clarify the extent to which your investment strategy is meant to reflect an approximately even distribution of each of the 10 strategies. If you retain discretion to not use one or more of the 10 strategies, please revise to so state.

Leverage, page 13

7. We note your response to prior comment 12. It appears that leverage could be significantly higher than the 30% Leverage Guideline given that the guideline does not apply to guarantees of indebtedness, "bad boy" guarantees, preferred financing arrangements, margin loans or other related liabilities that are not recourse indebtedness for borrowed money. Please revise to clarify or advise.

Repurchase Program, page 15

8. We note your response that "[you] [intend] to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act." However, we note your disclosure on page 16 that if "the General Partner determines that the Fund will repurchase some but not all of the Units submitted for repurchase during any quarter, Units will be repurchased on a pro rata basis based off the number of Units submitted for repurchase after the Fund has repurchased all Units for which repurchase has been requested due to death, qualifying disability, divorce and other limited exceptions." Your disclosure also indicates that any "Repurchase

Request in respect of Investor Units that have not been outstanding for at least two years will be subject to the Early Repurchase Deduction." In this respect, it appears that such repurchase offers would not comply with Rule 13e-4(f)(3), regarding the requirement to accept tendered securities on a pro rata basis and Rule 13e-4(f)(8)(ii), regarding best price requirements. Please revise or advise.

9. We note that settlement of repurchases may be in the form of a short-term promissory note. Please provide a detailed legal analysis supporting the validity of this approach under the federal tender offer rules, including Rule 14e-1(c) promulgated under the Exchange Act regarding prompt payment. In addition, please disclose the expected terms of the promissory note, such as the priority, interest rate, transferability and term of the promissory note.

10. Refer to your disclosure on page 16 that "the General Partner expects the Fund to repurchase Units pursuant to quarterly repurchase offers using a purchase price equal to the NAV per Unit as of a date specified in the repurchase offer." In this respect, Rule 14e-1(a) promulgated under the Exchange Act requires that the tender offer be open for no less than 20 business days, and Item 1004(a)(1)(ii) of Regulation M-A requires that the offering materials regarding such tender offer set forth the "amount of consideration offered." Accordingly, please revise to state that the repurchase price will be disclosed no later than 20 business days prior to the expiration of the repurchase offer.

11. We note your disclosure that "the General Partner expects the Fund to repurchase Units pursuant to quarterly repurchase offers." Given the recurring nature of such repurchase offers, please advise how the Repurchase Program comports with Rule 14e-5 promulgated under the Exchange Act.

12. We note your response to prior comment 14. Please note that while we do not have any follow up comments at this time, that does not mean that the Division of Trading and Markets is clearing, approving, or giving any informal relief or comfort to you regarding Regulation M.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Schroeder at 202-551-3294 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Benjamin Wells